OMB APPROVAL
OMB Number:	3235-0145
Expires:	February 28, 2010
Estimated average burden
hours per response	10.4

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(AMENDMENT NO___1_____)*

The RealReal, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

88339P101

(CUSIP Number)

December 31, 2020

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip No. 88339P101	13G	Page 2 of 9 Pages

1	NAME OF REPORTING PERSONS InterWest Partners X, LP (“IWP X”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION California

NUMBER OF SHARES BENEFICIALLY OWNED BY REPORTING PERSON WITH	5	SOLE VOTING POWER 3,854,080
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 3,854,080
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,854,080
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES: ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.4% (1)
12	TYPE OF REPORTING PERSON PN

(1)

Based upon 88,557,407 shares of the Issuer’s Common Stock outstanding as of November 1, 2020, as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission (the “SEC”) on November 10, 2020.

Page 2 of 9 Pages

Cusip No. 88339P101	13G	Page 3 of 9 Pages

1	NAME OF REPORTING PERSONS InterWest Management Partners X, LLC (the General Partner of InterWest Partners X, LP)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION California

NUMBER OF SHARES BENEFICIALLY OWNED BY REPORTING PERSON WITH	5	SOLE VOTING POWER 3,854,080
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 3,854,080
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,854,080
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES: ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.4% (1)
12	TYPE OF REPORTING PERSON OO

(1)

Based upon 88,557,407 shares of the Issuer’s Common Stock outstanding as of November 1, 2020, as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission (the “SEC”) on November 10, 2020.

Page 3 of 9 Pages

Cusip No. 88339P101	13G	Page 4 of 9 Pages

1	NAME OF REPORTING PERSONS Keval Desai (a Venture Member of InterWest Management Partners X, LLC)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY REPORTING PERSON WITH	5	SOLE VOTING POWER 6,263
	6	SHARED VOTING POWER 3,854,080
	7	SOLE DISPOSITIVE POWER 6,263
	8	SHARED DISPOSITIVE POWER 3,854,080

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,860,343
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES: ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.4%
12	TYPE OF REPORTING PERSON IN

Neither the filing of this statement on Schedule 13G nor any of its contents shall be deemed to constitute an admission by Keval Desai that he is the beneficial owner of any of the Common Stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose.

Page 4 of 9 Pages

Cusip No. 88339P101	13G	Page 5 of 9 Pages

1	NAME OF REPORTING PERSONS Gilbert H. Kliman (a Managing Director of InterWest Management Partners X, LLC)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY REPORTING PERSON WITH	5	SOLE VOTING POWER 2,949
	6	SHARED VOTING POWER 3,854,080
	7	SOLE DISPOSITIVE POWER 2,949
	8	SHARED DISPOSITIVE POWER 3,854,080

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,857,029
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES: ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.4%
12	TYPE OF REPORTING PERSON IN

Neither the filing of this statement on Schedule 13G nor any of its contents shall be deemed to constitute an admission by Gilbert H. Kliman that he is the beneficial owner of any of the Common Stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose.

Page 5 of 9 Pages

Cusip No. 88339P101	13G	Page 6 of 9 Pages

1	NAME OF REPORTING PERSONS Khaled A. Nasr (a Venture Member of InterWest Management Partners X, LLC)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY REPORTING PERSON WITH	5	SOLE VOTING POWER 3,376
	6	SHARED VOTING POWER 3,854,080
	7	SOLE DISPOSITIVE POWER 3,376
	8	SHARED DISPOSITIVE POWER 3,854,080

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,857,456
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES: ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.4%
12	TYPE OF REPORTING PERSON IN

Neither the filing of this statement on Schedule 13G nor any of its contents shall be deemed to constitute an admission by Khaled A. Nasr that he is the beneficial owner of any of the Common Stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose.

Page 6 of 9 Pages

Cusip No. 88339P101	13G	Page 7 of 9 Pages

ITEM 1.

(a)	NAME OF ISSUER : The RealReal, Inc.

(b)	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICE:

55 Francisco Street Suite 600, San Francisco, CA

ITEM 2.

(a)	NAME OF PERSON(S) FILING:

InterWest Partners X, LP (“IWP X”)

InterWest Management Partners X, LLC (“IMP X”)

Keval Desai (“Desai”)

Gilbert H. Kliman (“Kliman”)

Khaled A. Nasr (“Nasr”)

(b)	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

467 First Street, Suite 201, Los Altos, CA 94022

(c)	CITIZENSHIP/PLACE OF ORGANIZATION:

IWP X:	California
IMP X:	California
Desai:	United States
Kliman:	United States
Nasr:	United States

(d)	TITLE OF CLASS OF SECURITIES: Common Stock

(e)	CUSIP NUMBER: 88339P101

ITEM 3. NOT APPLICABLE.

Page 7 of 9 Pages

Cusip No. 88339P101	13G	Page 8 of 9 Pages

ITEM 4. OWNERSHIP.

	IWP X		IMP X (1)		Desai (2)
Beneficial Ownership	3,854,080		3,854,080		3,860,343
Percentage of Class	4.4	% (3)	4.4	% (3)	4.4	% (3)
Sole Voting Power	3,854,080		3,854,080		6,263
Shared Voting Power	0		0		3,854,080
Sole Dispositive Power	3,854,080		3,854,080		6,263
Shared Dispositive Power	0		0		3,854,080

	Kliman (2)		Nasr (2)
Beneficial Ownership	3,857,029		3,857,456
Percentage of Class	4.4	% (3)	4.4	% (3)
Sole Voting Power	2,949		3,376
Shared Voting Power	3,854,080		3,854,080
Sole Dispositive Power	2,949		3,376
Shared Dispositive Power	3,854,080		3,854,080

(1)	IMP X is the general partner of IWP X.
(2)	Kliman is a Managing Director of IMP X. Desai and Nasr are Venture Members of IMP X. The Managing Directors and Venture Members of IMP X share voting and investment control over shares held by IWP X.
(3)

Based upon 88,557,407 shares of the Issuer’s Common Stock outstanding as of November 1, 2020, as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission (the “SEC”) on November 10, 2020.

ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Under certain circumstances set forth in the limited liability company operating agreement of IMP X, the members of such limited liability company have the right to receive dividends from, or the proceeds from the sale of, the common stock of Issuer beneficially owned by such limited liability company.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

Not applicable.

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

No reporting person is a member of a group as defined in section 240.13d-1(b)(1)(iii)(H) of the Act.

ITEM 9. NOTICE OF DISSOLUTION OF THE GROUP.

Not applicable.

Page 8 of 9 Pages

Cusip No. 88339P101	13G	Page 9 of 9 Pages

ITEM 10. CERTIFICATION.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

EXHIBITS

Joint Filing Statement attached as Exhibit A.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 12, 2021

INTERWEST PARTNERS X, LP

By:	InterWest Management Partners X, LLC, its General Partner

By:	/s/ Gilbert H. Kliman by Karen A. Wilson, Power of Attorney
Managing Director

INTERWEST MANAGEMENT PARTNERS X, LLC

By:	/s/ Gilbert H. Kliman by Karen A. Wilson, Power of Attorney
Managing Director

By:	/s/ Keval Desai by Karen A. Wilson, Power of Attorney

Name:	Keval Desai

By:	/s/ Gilbert H. Kliman by Karen A. Wilson, Power of Attorney

Name:	Gilbert H. Kliman

By:	/s/ Khaled A. Nasr

Name:	Khaled A. Nasr

Page 9 of 9 Pages